EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors and Stockholders

Atlantic Broadband Finance, LLC:

We consent to the use of our report included herein dated March 29, 2004, relating to the combined balance sheets of The Atlantic Broadband Systems as of December 31, 2003 and 2002, and the related combined statements of operations, changes in parents’ investment, and cash flows for each of the years in the three-year period ended December 31, 2003 and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in note 3 to the combined financial statements, effective January 1, 2002, The Atlantic Broadband Systems adopted Statement of Financial Accounting Standards, No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP
KPMG, LLP

St. Louis, Missouri

May 12, 2004